SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
8/10/17


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
95,274

8. SHARED VOTING POWER
153,242

9. SOLE DISPOSITIVE POWER
95,274
_______________________________________________________

10. SHARED DISPOSITIVE POWER
153,242


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
248,516 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.72%

14. TYPE OF REPORTING PERSON

IA

____________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
95,274

8. SHARED VOTING POWER
153,242

9. SOLE DISPOSITIVE POWER
95,274
_______________________________________________________

10. SHARED DISPOSITIVE POWER
153,242


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
248,516 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.72%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
95,274

8. SHARED VOTING POWER
153,242

9. SOLE DISPOSITIVE POWER
95,274
_______________________________________________________

10. SHARED DISPOSITIVE POWER
153,242


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
248,516 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.72%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
95,274

8. SHARED VOTING POWER
153,242

9. SOLE DISPOSITIVE POWER
95,274
_______________________________________________________

10. SHARED DISPOSITIVE POWER
153,242


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
248,516 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.72%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Turkish Investment Fund ("TKF" or the "Issuer").

The principal executive offices of CH are located at

522 FIFTH AVENUE
NEW YORK NY 10036


Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLC, (a Delaware Limited Liability Company), Phillip Goldstein, Andrew Dakos and Steven Samuels.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLC is a registered investment adviser.
Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog
Investors,LLC.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein, Dakos and Samuels is a citizen of the United States.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLC.


ITEM 4. PURPOSE OF TRANSACTION
On August 7, 2017, the Fund announced that a proposal by management to liquidate it failed to achieve the requisite shareholder vote. The filing persons have had a discussion (and may have additional discussions) with management about the need to provide a liquidity event and about the future of the Fund.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on June 28,2017, there were 4,343,794 shares of common stock outstanding as of April 30, 2017. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor. As of August 18, 2017, Bulldog Investors, LLC is deemed to be the beneficial owner of 248,516 shares of TKF (representing 5.72% of TKF's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 248,516 shares of TKF include 95,274 shares (representing 2.19% of TKF's outstanding shares) that are beneficially owned by Mr. Goldstein, Mr. Samuels, and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively,"Bulldog Investors Group of Funds"). All other shares included in the aforementioned 248,516 shares of TKF beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 153,242 shares (representing 3.53% of TKF's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 95,274 shares. Bulldog Investors, LLC has shared power to dispose of and vote 153,242 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of TKF's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) During the past 60 days the following shares of TKF were bought:

Date:		        Shares:		Price:
06/22/17		22,203		9.6600
06/23/17		7,600		9.5276
06/27/17		12,876		9.5005
06/29/17		8,100		9.5518
07/10/17		500		9.4300
07/13/17		7,108		9.7733
07/14/17		4,859		9.8949
07/17/17		30,836		9.9808
07/17/17		400		9.9825
07/18/17		3,000		9.9800
07/18/17		7,000		9.9800
07/19/17		100		10.1100
07/20/17		100		10.0700
07/20/17		10,000		10.0985
07/21/17		1,800		10.0483
07/25/17		3,675		9.9990
07/26/17		18,852		10.0451
07/27/17		10,707		10.1977
07/28/17		300		10.1767
07/31/17		5,400		10.1496
08/01/17		740		10.0327
08/03/17		18,286		10.0452
08/07/17		5,685		9.5114
08/07/17		25,000		9.5750
08/08/17		4,740		9.7730
08/09/17		6,845		9.6994
08/10/17		11,305		9.5826
08/11/17		604		9.5517
08/14/17		105		9.7042
08/15/17		9,452		9.5680
08/16/17		1,901		9.5742
08/17/17		9,516		9.5718


During the past 60 days the following shares of TKF were Sold:

Date:		        Shares:		Price:
08/07/17		(5,491)		10.0300



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/21/2017

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.



Exhibit 1:

Agreement to Make Joint Filing

	Agreement made as of the 21st day of August, 2017, by and among Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos, and Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Turkish Investment Fund (TKF), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of TKF;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BULLDOG INVESTORS, LLC

By: /s/ Steven Samuels	   By: /s/ Andrew Dakos
	Steven Samuels	   Andrew Dakos, Member